Exhibit 12.1
ANADARKO PETROLEUM CORPORATION
CONSOLIDATED STATEMENT OF COMPUTATION OF RATIOS OF
EARNINGS TO FIXED CHARGES AND EARNINGS TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

						Six Months
						Ended
	Years Ended December 31,					June 30,
	(Unaudited)					(Unaudited)
millions except ratio amounts	2015	2014	2013	2012	2011	2016
Income (loss) from continuing operations before income taxes	$(9,689)	$54	$2,106	$3,565	$(3,424)	$(2,306)
Equity (income) adjustment	(86)	(119)	(64)	(110)	(102)	(44)
Fixed charges	1,240	1,245	1,173	1,209	1,232	660
Amortization of capitalized interest	74	61	46	17	29	36
Distributed income of equity investees	105	121	25	33	34	67
Capitalized interest	(164)	(201)	(263)	(221)	(147)	(80)
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	(16)
Non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges	(21)	(14)	(11)	(10)	(7)	(27)
Total Earnings	$(8,541)	$1,147	$3,012	$4,483	$(2,385)	$(1,710)
Interest expense including capitalized interest	990	974	930	954	984	517
Interest expense included in other (income) expense	37	36	37	42	38	23
Estimated interest portion of rental expenditures	213	235	206	213	210	104
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	16
Total Fixed Charges	$1,240	$1,245	$1,173	$1,209	$1,232	$660
Preferred Stock Dividends	—	—	—	—	—	—
Combined Fixed Charges and Preferred Stock Dividends	$1,240	$1,245	$1,173	$1,209	$1,232	$660
Ratio of Earnings to Fixed Charges	*	*	2.57	3.71	*	*
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	*	*	2.57	3.71	*	*
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*
Anadarko’s earnings did not cover total fixed charges by $9,781 million for the year ended December 31, 2015, $98 million for the year ended December 31, 2014, $3,617 million for the year ended December 31, 2011, and $2,370 million for the six months ended June 30, 2016.

These ratios were computed by dividing earnings by either fixed charges or combined fixed charges and preferred dividends. For this purpose, earnings include income from continuing operations before income taxes, adjusted for: income or loss from equity investees, fixed charges to the extent they affect current year earnings, amortization of capitalized interest, distributed income of equity investees, interest capitalized during the year, and preference security dividend requirements of consolidated subsidiaries. Fixed charges include interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness, estimates of interest within rental expenses, and preference security dividend requirements of consolidated subsidiaries.